First Foundation Inc.

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

July 16, 2015

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	First Foundation Inc.

Request for Acceleration of Effective Date of Form 3 Registration Statement (File No. 333-205431)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), First Foundation Inc., a California corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “S-3 Registration Statement”) to 4:30 P.M. Eastern Time on July 20, 2015, or as soon thereafter as is practicable, unless you are notified, by telephone or in writing, to the contrary by the undersigned, or by Ben A. Frydman of the law firm of Stradling Yocca Carlson & Rauth, P.C., the Company’s outside legal counsel.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission Staff have any questions regarding this acceleration request, please do not hesitate to contact Mr. Frydman at (949) 725-4150 or via email at bfyrdman@sycr.com, or in his absence, please contact me at (949) 202-4160 or via email at jmichel@ff-inc.com.

Securities and Exchange Commission

Attention: Era Anagnosti, Legal Branch Chief

July 16, 2015

We respectfully request that you contact Mr. Frydman, via telephone, as soon as the S-3 Registration Statement has been declared effective.

Sincerely,

FIRST FOUNDATION INC.

/s/ John M. Michel
John M. Michel
Executive Vice President & Chief Financial Officer

cc:	David Lin, SEC Staff Attorney

Scott F. Kavanaugh, CEO, First Foundation, Inc.

Ben A. Frydman, Stradling Yocca Carlson & Rauth, P.C.